Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Nos. 333-132370 and 333-132370-01

Equity First

Performance First

OFFERING SUMMARY

(Related to the Pricing Supplement, No. 2008 - MTNDD242 Subject to Completion, Dated March 28, 2008)

CITIGROUP FUNDING INC.

Medium-Term Notes, Series D

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed by Citigroup Inc.

Buffer Notes

Based Upon the iShares® MSCI Emerging Markets Index Fund

Due 2010

$10.00 per Note

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a prospectus and related prospectus supplement) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and related prospectus supplement in that registration statement (File No. 333-132370) and the other documents Citigroup Funding and Citigroup have filed with the SEC for more complete information about Citigroup Funding, Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and related prospectus supplement by calling toll-free 1-877-858-5407.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

March 28, 2008

2	Buffer Notes

Buffer Notes

Based Upon the iShares® MSCI Emerging Markets Index Fund Due 2010

This offering summary represents a summary of the terms and conditions of the Notes. We encourage you to read the pricing supplement and accompanying prospectus supplement and prospectus related to this offering. Capitalized terms used in this overview are defined in the “Preliminary Terms” below.

Overview of the Notes

The Buffer Notes Based Upon the iShares® MSCI Emerging Markets Index Fund due 2010 (the “Notes”) are investments linked to an exchange-traded fund that offer a potential return at maturity based on an enhanced upside participation in any increase in the price of the iShares® MSCI Emerging Markets Index Fund shares (the “Fund Shares”) during the term of the Notes, subject to a maximum total return, while also providing full protection against a decline of 15% or less in the price of the Fund Shares and limited protection against a decline of more than 15% in the price of the Fund Shares. The Notes are not principal protected and do not pay periodic interest. The Notes have a maturity of approximately 2 years and are issued by Citigroup Funding Inc. Some key characteristics of the Notes include:

O

Limited Downside Protection and Limited Enhanced Upside Participation. At maturity you will receive for each Note you hold a maturity payment based on the percentage change in the price of the Fund Shares from the Pricing Date to the Valuation Date, which may be greater than, equal to, or less than your initial investment in the Notes. We refer to the percentage change in the closing price of the Fund Shares from the Pricing Date to the Valuation Date as the Fund Percentage Change. If the Ending Price of the Fund Shares is greater than the Starting Price of the Fund Shares, the maturity payment will equal the $10 principal amount per Note plus approximately 300% (to be determined on the Pricing Date) of the Fund Percentage Change, subject to a maximum total return on the Notes of approximately 31% to 34% (approximately 15.50% to 17.00% per annum on a simple interest basis) (to be determined on the Pricing Date). If the Ending Price of the Fund Shares is less than or equal to 100% of the Starting Price of the Fund Shares but greater than or equal to 85% of the Starting Price of the Fund Shares, the maturity payment will equal the $10 principal amount per Note. If the Ending Price of the Fund Shares is less than 85% of the Starting Price of the Fund Shares (representing a decrease of more than 15% from the Starting Price of the Fund Shares), the maturity payment will equal the $10 principal amount per Note plus the product of (i) $10 and (ii) the sum of (1) the Fund Percentage Change (which will be negative) and (2) 15%. Thus, if the Ending Price of the Fund Shares is less than 85% of the Starting Price of the Fund Shares (regardless of the price of the Fund Shares at any other time during the term of the Notes), the maturity payment will be less than your initial investment of $10 per Note and your investment in the Notes will result in a loss. Because the maximum total return over the term of the Notes is limited to approximately 31% to 34% (approximately 15.50% to 17.00% per annum on a simple interest basis) (to be determined on the Pricing Date), in no

Buffer Notes	3

circumstance will the payment you receive at maturity, including principal, be more than approximately $13.10 to $13.40 per Note (to be determined on the Pricing Date).

O

No Periodic Payments. The Notes do not offer current income, which means that you will not receive any periodic interest or any other periodic payments on the Notes. You will also not receive any dividend payments or other distributions, if any, made on the Fund Shares or the stocks included in the MSCI Emerging Markets Index, the index upon which the iShares® MSCI Emerging Markets Index Fund (the “Fund”) is based.

O

No Principal Protection. While the Notes provide limited protection against the decline in the price of the Fund Shares, the Notes are not principal protected. If the Ending Price of the Fund Shares is less than 85% of the Starting Price of the Fund Shares, the maturity payment you will receive will equal the $10 principal amount per Note plus the product of (i) $10 and (ii) the sum of (1) the Fund Percentage Change (which will be negative) and (2) 15%. Thus, if the Ending Price of the Fund Shares is less than 85% of the Starting Price of the Fund Shares (regardless of the price of the Fund Shares at any other time during the term of the Notes), the maturity payment will be less than your initial investment in the Notes and your investment in the Notes will result in a loss.

The Notes are a series of unsecured senior debt securities issued by Citigroup Funding. Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company. The Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and as a result of the guarantee any payments due under the Notes at maturity will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. The return of the principal amount of your investment in the Notes at maturity is not guaranteed.

Types of Investors

The Notes may be an appropriate investment for the following types of investors:

O

Investors looking for potential enhanced upside exposure to the Fund, subject to a maximum total return on the Notes of approximately 31% to 34% (approximately 15.50% to 17.00% per annum on a simple interest basis) (to be determined on the Pricing Date)

O	Investors willing to accept downside exposure to the Fund with limited protection

O	Investors who seek to add an investment linked to an exchange-traded fund to further diversify their portfolio

O	Current or prospective holders of the Fund who are willing to accept the downside risk in the Fund, subject to limited protection against loss

4	Buffer Notes

Preliminary Terms

Issuer:	Citigroup Funding Inc.
Security:	Buffer Notes Based Upon the iShares® MSCI Emerging Markets Index Fund Due 2010
Guarantee:	Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company; however, because the Notes are not principal protected, you may receive a payment at maturity with a value less than the amount you initially invest
Rating of the Issuer’s Obligations:	Aa3 / AA- (Moody’s / S&P) based upon the Citigroup Inc. guarantee and subject to change during the term of the Notes; however, because the Notes are not principal protected, you may receive a payment at maturity with a value less than the amount you initially invest.
Principal Protection:	None
Pricing Date:	April , 2008
Issue Date:	Approximately 3 business days after the Pricing Date
Valuation Date:	Approximately 3 business days before the Maturity Date
Maturity Date:	Approximately 2 years after the Issue Date
Issue Price:	$10 per Note
Coupon:	None
Fund Shares:	Shares of the iShares® MSCI Emerging Markets Index Fund
Payment at Maturity:	For each $10 Note, $10 plus a Note Return Amount, which may be positive, zero or negative
Note Return Amount:

•        If the Fund Percentage Change is positive, the Note Return Amount will be positive and will equal:

$10 x Fund Percentage Change x Upside Participation Rate,

subject to a maximum total return on the Notes.

The Upside Participation Rate will equal approximately 300% (to be determined on the Pricing Date). Because the maximum total return on the Notes is limited to approximately 31% to 34% (approximately 15.50% to 17.00% per annum on a simple interest basis) (to be determined on the Pricing Date), in no circumstance will the amount you receive at maturity, including principal, exceed approximately $13.10 to $13.40 (to be determined on the Pricing Date) per Note.

•        If the Fund Percentage Change is from and including 0% to and including
–15%, the Note Return Amount will be zero.

•        If the Fund Percentage Change is less than –15%, the Note Return Amount will be negative and will equal:

$10 x (Fund Percentage Change + 15%)

Thus, if the price of the Fund Shares decreases by more than 15%, the Fund Percentage Change and the Note Return Amount will be negative and the amount you receive at maturity will be less than $10 per Note and could be as low as $1.50 per $10 Note.

Fund Percentage Change:	The Fund Percentage Change will equal the following fraction, expressed as a percentage: Ending Price - Starting Price Starting Price
Starting Price:	The closing price of the Fund Shares on the Pricing Date
Ending Price:	The closing price of the Fund Shares on the Valuation Date

Buffer Notes	5

Upside Participation Rate:	Approximately 300% (to be determined on the Pricing Date)
Listing:	We will apply to list the Notes on the American Stock Exchange under the symbol “BYL.”

Offering Price and Proceeds to Issuer:		Per Note	Total
	Public Offering Price:	$10.00	$
	Underwriting Discount (including the Sales Commission described below):	$0.225	$
	Proceeds to Citigroup Funding Inc.:	$9.775	$

Sales Commission Earned:	$0.20 per Note for each Note sold by a Smith Barney Financial Advisor.
Calculation Agent:	Citigroup Global Markets Inc.
CUSIP:

Benefits of the Notes

O

Limited Enhanced Participation in any Appreciation of the Fund Shares.    The return on the Notes, if any, is based upon the performance of the Fund Shares. If the Ending Price of the Fund Shares exceeds the Starting Price of the Fund Shares, your participation in the appreciation of the Fund Shares will be increased by the Upside Participation Rate, subject to a maximum total return on the Notes of approximately 31% to 34% (approximately 15.50% to 17.00% per annum on a simple interest basis) (to be determined on the Pricing Date).

O

Some Protection Against Loss.    At maturity you will receive your original investment in the Notes even if the Ending Price of the Fund Shares has declined from the Starting Price of the Fund Shares, so long as the Ending Price is not less than 85% of the Starting Price of the Fund Shares. In this case, you will not suffer the same loss that a direct investment in the Fund would produce. However, if the Ending Price of the Fund Shares is less than 85% of the Starting Price of the Fund Shares, the amount you receive at maturity will be less than your initial investment in the Notes.

O	Diversification. The Notes are linked to the Fund and may allow you to diversify an existing portfolio mix of stocks, bonds, mutual funds and cash.

Key Risk Factors for the Notes

An investment in the Notes involves significant risks. While some of the risk considerations are summarized below, please review the “Risk Factors Relating to the Notes” section of the pricing supplement related to this offering and the “Risk Factors” section of the accompanying prospectus supplement for a full description of risks.

O

Potential for Loss.    The Notes are not principal protected. The maturity payment on the Notes will depend on the percentage change in the price of the Fund Shares from the Pricing Date to the Valuation Date. If the Ending Price of the Fund Shares is less than 85% of the Starting Price of the Fund Shares, the maturity payment you will receive will be less than your original investment in the Notes and your investment in the Notes will result in a loss. This will be true even if the price of the Fund Shares exceeded the Starting Price of the Fund Shares at one or more times over the term of the Notes.

O

Appreciation is Limited.    The maximum total return on the Notes will be limited to approximately 31% to 34% (approximately 15.50% to 17.00% per annum on a simple interest basis) (to be determined on the Pricing Date). If the Ending Price of the Fund Shares exceeds the Starting Price of the Fund Shares by more than approximately 31% to 34% (to be determined on the Pricing Date), the Notes will provide less opportunity for appreciation than an investment in the stocks owned by the Fund or in a similar security that is directly linked to the appreciation of the Fund Shares and not subject to a maximum return. (See the examples under “Hypothetical Maturity Payments” below).

6	Buffer Notes

O

No Periodic Payments.    You will not receive any periodic payments of interest or any other periodic payments on the Notes. In addition, you will not be entitled to receive dividend payments or other distributions, if any, made on the Fund Shares.

O

Potential for a Lower Comparative Yield.    Because you will not receive any periodic payments of interest or any other periodic payments on the Notes, if the Ending Price of the Fund Shares does not increase sufficiently from the Starting Price of the Fund Shares, taking into account the Upside Participation Rate, the effective yield on the Notes may be less than that which would be payable on a conventional fixed-rate debt security of Citigroup Funding of comparable maturity.

O

Relationship to the Fund.    You will have no rights against the Fund, the issuer of the Fund Shares, even though the market value of the Notes and the amount you will receive at maturity depends on the price of the Fund Shares. The Fund is not involved in the offering of the Notes and has no obligation relating to the Notes. In addition, you will have no voting rights and will not receive any dividend or other distributions, if any, with respect to the Fund Shares.

O

Volatility of the Price of the Fund Shares.    Historically, the price of the Fund Shares has been volatile. From April 13, 2003 to March 27, 2008, the closing price of the Fund Shares has been as low as $33.23 per share and as high as $167.48 per share. The Note Return Amount depends upon the Ending Price of the Fund Shares (the closing price of the Fund Shares on the Valuation Date). If the Ending Price is less than 85% of the Starting Price, at maturity you will receive less than the amount you initially invested in the Notes. The volatility of the closing price of the Fund Shares may result in your receiving at maturity an amount less than $10 per Note, in which case your investment in the Notes will result in a loss.

O

Value of the Fund Shares May Not Completely Track the Value of the MSCI Emerging Markets Index.     Although the trading characteristics and valuations of the Fund Shares will usually mirror the characteristics and valuations of the MSCI Emerging Markets Index, the value of the Fund Shares may not completely track the value of the MSCI Emerging Markets Index. The Fund Shares will reflect transaction costs and fees that are not included in the calculation of the MSCI Emerging Markets Index. Additionally, because the Fund Shares do not represent all of the stocks underlying the MSCI Emerging Markets Index but only a representative sample of securities which have a similar investment profile as the stocks underlying the MSCI Emerging Markets Index, the Fund Shares will not fully replicate the performance of the MSCI Emerging Markets Index.

O

Conditions in the Relevant Securities Markets.    Although the market price of the Fund Shares may not completely track the value of the MSCI Emerging Markets Index or the price of the stocks underlying the MSCI Emerging Markets Index, the market price of the Fund Shares is expected to correspond generally to the value of those publicly traded equity securities in the relevant equity markets, as compiled and weighted by the MSCI Emerging Markets Index. Investments in securities linked to the value of emerging markets may be more volatile than the U.S. or other securities markets. Securities prices in emerging markets are also subject to political, economic, financial and social factors that apply in such emerging markets. These factors, which could negatively affect those emerging markets, include the possibility of changes in the political leadership and economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to such companies or investments in relevant equity securities and the possibility of fluctuations in the rate of exchange between currencies. Moreover, economies of emerging markets may differ favorably or unfavorably from the U.S. economy.

O	Currency Exchange Risk. Because the closing price of the Fund Shares generally reflects the U.S. dollar value of the securities represented in the MSCI Emerging Markets Index,

Buffer Notes	7

holders of the Notes will be exposed to currency exchange rate risks with respect to relevant currencies in which most or all of the securities or underlying securities represented in the MSCI Emerging Markets Index trade. An investor’s net exposure will depend on the extent to which relevant currencies strengthen or weaken against the U.S. dollar and the relative weight of each security. If, taking into account such weighting, the U.S. dollar strengthens against relevant currencies, the price of the Fund Shares will be adversely affected and the amount you receive at maturity or the market value upon sale prior to maturity may be reduced.

O

Your Return on the Notes Will Not Reflect the Return You Would Realize If You Actually Owned the Stocks Included in the MSCI Emerging Markets Index.    Your return on the Notes will not reflect the return you would realize if you actually owned the stocks included in the MSCI Emerging Markets Index and purchased by the Fund. Although the price of the Fund Shares will seek to generally mirror the value of the MSCI Emerging Markets Index, the price of the Fund Shares may not completely track the value of the MSCI Emerging Markets Index. The price of the Fund Shares will reflect transaction costs and fees that are not included in the calculation of the MSCI Emerging Markets Index. As a result, the return on the Notes may be less than the return you would realize if you actually owned the stocks included in the MSCI Emerging Markets Index, even if the Ending Price of the Fund Shares is greater than the Starting Price of the Fund Shares. In addition, if the dividend yield on those stocks increases, we expect that the value of the Notes may decrease because the price of the Fund Shares will decrease when the value of the dividend payments for those stocks purchased by the Fund are paid to holders of the Fund Shares.

O

Exchange Listing and Secondary Market.    We will apply to list the Notes on the American Stock Exchange under the symbol “BYL.” There is currently no secondary market for the Notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the Notes. Although Citigroup Global Markets intends to make a secondary market for the Notes, it is not obligated to do so.

O

The Resale Value of the Notes May Be Lower Than Your Initial Investment.    Due to, among other things, changes in the prices of and dividend yields on the stocks included in the Fund, interest rates, the earnings performance of the issuers of the stocks included in the Fund, other economic conditions and Citigroup Funding and Citigroup Inc.’s perceived creditworthiness, the Notes may trade at prices below their initial issue price of $10 per Note. You could receive substantially less than the amount of your initial investment if you sell your Notes.

O

Fees and Conflicts.    Citigroup Global Markets and its affiliates involved in this offering are expected to receive compensation for activities and services provided in connection with the Notes. Further, Citigroup Funding expects to hedge its obligations under the Notes through the trading of the stocks included in the Fund or other instruments, such as options, swaps or futures, based upon the Fund or the stocks included in the Fund, by one or more of its affiliates. Each of Citigroup Funding’s or its affiliates’ hedging activities and Citigroup Global Markets’ role as the Calculation Agent for the Notes may result in a conflict of interest.

O

The United States Federal Income Tax Consequences of the Notes are Uncertain.    No statutory, judicial or administrative authority directly addresses the characterization of the Notes or instruments similar to the Notes for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the Notes are not certain. It is currently unclear in what manner Section 1260 of the Internal Revenue Code of 1986 would apply to recharacterize any gains realized in respect of the Notes. Although the matter is not clear, it is possible that a portion of long-term capital gains, if any, realized by you in respect of the Notes could be recharacterized as ordinary

8	Buffer Notes

income and that the deemed underpayment of tax with respect to the deferral of such ordinary income could be subject to an interest charge. No ruling is being requested from the Internal Revenue Service with respect to the Notes and no assurance can be given that the Internal Revenue Service will agree with the conclusions expressed under “Certain U.S. Federal Income Tax Considerations” in this offering summary or under “What Are the United States Federal Income Tax Consequences of Investing in the Notes?” and “Certain United States Federal Income Tax Considerations” in the pricing supplement related to this offering. It is also possible that future U.S. legislation, regulations or other IRS guidance would require you to accrue income on the Notes on a current basis at ordinary income rates (as opposed to capital gains rates) or to treat the Notes in another manner that significantly differs from the agreed-to treatment discussed under “Certain U.S. Federal Income Tax Considerations” in this offering summary and under “What Are the United States Federal Income Tax Consequences of Investing in the Notes?” and “Certain United States Federal Income Tax Considerations” in the pricing supplement related to this offering, and that any such guidance could have retroactive effect.

O	Citigroup Inc. Credit Risk. The Notes are subject to the credit risk of Citigroup Inc., Citigroup Funding’s parent company and the guarantor of any payments due on the Notes.

Certain U.S. Federal Income Tax Considerations

The following summarizes certain federal income tax considerations for U.S. investors (“U.S. Holders”) and certain non-U.S. investors described below that are initial holders of the Notes and that hold the Notes as capital assets.

For U.S. federal income tax purposes, the Notes generally should be treated as a cash-settled prepaid forward contract, subject to a floor, on the value of the iShares® MSCI Emerging Markets Index Exchange-Traded Fund on the Valuation Date, pursuant to which forward contract, at maturity the U.S. Holder will receive the cash value of the iShares® MSCI Emerging Markets Index Exchange-Traded Fund subject to certain adjustments. The amounts invested by a U.S. Holder should be treated as a cash deposit that will be used to satisfy the holder’s obligation under the Note. Thus a U.S. Holder’s tax basis in a Note generally will equal the holder’s cost for that Note. Under the above characterization, at maturity or upon the sale or other taxable disposition of a Note, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount the U.S. Holder receives and the holder’s tax basis in the Notes. Subject to the discussion below regarding the possible characterization of some gains as ordinary income under Section 1260 of the Internal Revenue Code of 1986 (“Section 1260”), such gain or loss generally will be long-term capital gain or loss if the U.S. Holder has held the Notes for more than one year at the time of disposition. Although the matter is not clear, it is possible that a portion of long-term capital gains realized by you in respect of the Notes could be recharacterized as ordinary income (and therefore as ineligible for preferential tax rates) and that the deemed underpayment of tax with respect to the deferral of such ordinary income could be subject to an interest charge. This possibility arises from the fact that the Notes are likely to constitute a “constructive ownership” transaction within the meaning of Section 1260.

No statutory, judicial or administrative authority directly addresses the characterization of the Notes or instruments similar to the Notes for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the Notes are not certain. Accordingly, a prospective investor (including a tax-exempt investor) in the Notes should consult his or her tax advisor in determining the tax consequences of an investment in the Notes, including the application of State, Local or other tax laws and the possible effects of changes in Federal or other tax laws.

Buffer Notes	9

It is also possible that future regulations or other IRS guidance would require you to accrue income on the Notes on a current basis at ordinary income rates (as opposed to capital gains rates) or to treat the Notes in another manner that significantly differs from the agreed-to treatment discussed above. The IRS and U.S. Treasury Department recently issued a notice (the “Notice”) that requests public comments on a comprehensive list of tax policy issues raised by prepaid forward contracts, which include financial instruments similar to the Notes. The Notice contemplates that such instruments may become subject to taxation on a current accrual basis under one or more possible approaches, including a mark-to-market methodology; a regime similar to the Contingent Payment Regulations; categorization of prepaid forward contracts as debt; and treatment of prepaid forward contracts as “constructive ownership” transactions discussed above. The Notice also contemplates that all (or significant portions) of an investor’s returns under prepaid forward contracts could be taxed at ordinary income rates (as opposed to capital gains rates). It is currently impossible to predict what guidance, if any, will be issued as a result of the Notice, and whether any such guidance could have retroactive effect.

In addition, legislation recently has been introduced for consideration in the United States Congress that, if enacted into law, would require current accrual of interest income on prepaid derivative contracts with a term of more than one year (which would include financial instruments similar to the Notes) acquired after the date of the legislation’s enactment. The legislation also would implement special income accrual rules for publicly traded prepaid derivative contracts. The schedule for consideration of this legislation and the outcome of the legislative process currently is uncertain.

In the case of any payments made with respect to the Notes, such payments will not be subject to U.S. withholding tax, provided that the holder complies with applicable certification requirements (including in general the furnishing of an IRS form W-8 or substitute form). Any capital gain realized by a holder of a Note that is not a U.S. person (“Non-U.S. Holder”) upon the sale or other disposition of the Notes should not be subject to U.S. federal income tax if:

O	such gain is not effectively connected with a U.S. trade or business of such holder, and

O

in the case of an individual, such individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition or the gain is not attributable to a fixed place of business maintained by such individual in the United States.

In the Notice discussed above, the IRS and U.S. Treasury Department specifically question whether, and to what degree, payments (or deemed accruals) in respect of a prepaid forward contract should be subject to withholding. Accordingly, it is possible that future guidance could be issued as a result of the Notice requiring us to withhold on payments made to non-U.S. Holders under the Notes.

You should refer to the pricing supplement related to this offering for additional information relating to U.S. federal income tax and should consult your own tax advisors to determine tax consequences particular to your situation.

10	Buffer Notes

Description of the iShares® MSCI Emerging Markets Index Fund

iShares, Inc. and the iShares® MSCI Emerging Markets Index Fund

According to publicly available documents, the iShares® MSCI Emerging Markets Index Fund is one of numerous separate investment portfolios called “Funds” which make up iShares, Inc., a registered investment company. iShares, Inc. is currently subject to the informational requirements of the Securities Exchange Act and the Investment Company Act. Accordingly, iShares, Inc. files reports (including its Annual Report to Shareholders on Form N-CSR for the twelve-month period ended August 31, 2007; its Quarterly Schedule of Portfolio Holdings on Form N-Q for the period ended November 30, 2007 and other information with the SEC. iShares, Inc.’s reports and other information are available to the public from the SEC’s website at http:// www.sec.gov or may be inspected and copied at the SEC’s Public Reference Room at the location listed in the section “Prospectus Summary—Where You Can Find More Information” in the accompanying prospectus.

The iShares® MSCI Emerging Markets Index Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in emerging markets, as represented by the MSCI Emerging Markets Index. The MSCI Emerging Markets Index was developed as an equity benchmark for international stock performance. It is designed to measure equity market performance in the global emerging markets. As of June 2007, the MSCI Emerging Markets Index consisted of the following 25 emerging market country indices: Argentina, Brazil, Chile, China, Colombia, Czech Republic, Egypt, Hungary, India, Indonesia, Israel, Jordan, Malaysia, Mexico, Morocco, Pakistan, Peru, Philippines, Poland, Russia, South Africa, South Korea, Taiwan, Thailand and Turkey. As of February 29, 2008, the MSCI Emerging Markets Index’s five largest stocks were OAO Gazprom ( REG S ADS), Samsung Electronics Co., Ltd. (GDR REGS 144A), POSCO (ADR), Petroleo Brasileiro S.A.(ADR) and China Mobile Ltd. and its three largest industries were financials, energy and materials.

The iShares® MSCI Emerging Markets Index Fund uses a “Representative Sampling” strategy to try to track the MSCI Emerging Markets Index, which means it invests in a representative sample of securities in the MSCI Emerging Markets Index, which have a similar investment profile as the MSCI Emerging Markets Index. Securities selected have aggregate investment characteristics (based on market capitalization and industry weightings), fundamental characteristics (such as return variability, earnings valuation and yield) and liquidity measures similar to those of the MSCI Emerging Markets Index. In order to improve its portfolio liquidity and its ability to track the underlying index, the Fund may invest up to 10% of its assets in shares of other iShares Funds that seek to track the performance of equity securities of constituent countries of the MSCI Emerging Markets Index.

The iShares® MSCI Emerging Markets Index Fund’s top portfolio holdings can be found on iShares® website. Funds like the iShares® MSCI Emerging Markets Index Fund that use Representative Sampling generally do not hold all of the securities that are included in the relevant underlying index. Fund fact sheets which provide information regarding the iShares® MSCI Emerging Markets Index Fund’s top holdings may be requested by calling 1-800-iShares.

For information on the MSCI Emerging Markets Index, which the Fund seeks to generally track, see “Description of iShares® MSCI Emerging Markets Index Fund—MSCI Emerging Markets Index” in the pricing supplement related to this offering.

Buffer Notes	11

Neither Citigroup Funding nor Citigroup Inc. has participated in the preparation of iShares, Inc.’s publicly available documents and neither has made any due diligence investigation or inquiry of iShares, Inc. in connection with the iShares® MSCI Emerging Markets Index Fund or the offering of the Notes. No representation is made that the publicly available information about iShares, Inc. or the iShares® MSCI Emerging Markets Index Fund is accurate or complete.

The Notes represent obligations of Citigroup Funding and Citigroup Inc. only. The Fund, iShares, Inc. and Barclays Global Investors, N.A. are not involved in any way in this offering and have no obligations relating to the Notes or to holders of the Notes.

iShares® is a registered trademark of Barclays Global Investors, N.A. (which we refer to as BGI). BGI has licensed certain trademarks and trade names of BGI to Citigroup Global Markets and its affiliates. The Notes are not sponsored, endorsed, sold or promoted by BGI. BGI makes no representations or warranties to the owners of the Notes or any member of the public regarding the advisability of investing in the Notes. BGI has no obligation or liability in connection with the operation, marketing or sale of the Notes.

MSCI Emerging Markets Index

The MSCI Emerging Markets Index is a capitalization-weighted index that aims to capture 85% of the (publicly available) total market capitalization of emerging markets. It was launched on April 7, 2003 at an initial price of $33.33. The identity and approximate sector weight of the five largest sectors represented in the MSCI Emerging Markets Index as of February 29, 2008 were as follows: Financials (19.06%), Energy (18.52%), Materials (16.14%), Information Technology (13.32%) and Telecommunication Services (12.79%). Current information regarding the market value of the MSCI Emerging Markets Index is published daily by MSCI on its website.

The MSCI Emerging Markets Index adjusts the market capitalization of index constituents for free float and targets for index inclusion 85% of free float-adjusted market capitalization in each industry group, within each country. In order to maintain the representativeness of the MSCI Emerging Markets Index, structural changes to the MSCI Emerging Markets Index as a whole may be made by adding or deleting MSCI Emerging Markets Index component securities. Currently, such changes in the MSCI Emerging Markets Index may only be made on four dates throughout the year: as of the close of the last business day of February, May, August and November.

THE MSCI EMERGING MARKETS INDEX DOES NOT REFLECT THE PAYMENT OF DIVIDENDS ON THE STOCKS UNDERLYING IT, AND YOUR RETURN ON THE NOTES, IF ANY, WILL NOT PRODUCE THE SAME RETURN YOU WOULD RECEIVE IF YOU WERE TO PURCHASE SUCH UNDERLYING STOCKS AND HOLD THEM UNTIL THE MATURITY DATE.

12	Buffer Notes

Historical Data on the Fund Shares

The Fund Shares have been listed on NYSE Arca, Inc. (“NYSE Arca”) under the symbol “EEM” since December 6, 2007. The Fund Shares were listed on the New York Stock Exchange from February 16, 2007 to December 5, 2007 and from April 7, 2003 to February 15, 2007, the shares were listed on the American Stock Exchange. The following table sets forth, for each of the quarterly periods indicated, the high and low sales prices for the Fund Shares, as reported on NYSE Arca, the New York Stock Exchange or the American Stock Exchange, as applicable, as well as the cash dividends paid per share of the Fund. During the period reflected in the table below, the Fund split its shares 3 for 1 on June 8, 2005. The data appearing in the table below have been adjusted to reflect this split.

Holders of Notes will not be entitled to any rights with respect to the Fund Shares (including, without limitation, voting rights or rights to receive dividends or other distributions in respect thereof).

	High	Low	Dividend
2004
Quarter
First	59.6667	54.9167	0.2714
Second	60.8000	47.6500	0.0000
Third	57.5933	50.7667	0.0000
Fourth	67.3000	56.6167	0.8043
2005
Quarter
First	74.1762	63.3767	0.0000
Second	73.1800	64.5900	0.0000
Third	85.1400	71.0000	0.0000
Fourth	90.0000	74.8500	0.9875
2006
Quarter
First	101.3900	90.0000	0.0000
Second	111.2500	81.3500	0.0000
Third	100.0000	87.0700	0.0000
Fourth	114.8000	94.9000	1.5725
2007
Quarter
First	119.5800	103.5600	0.0000
Second	133.9300	116.2200	0.0000
Third	152.0000	111.4100	0.0000
Fourth	167.4800	141.5300	0.0000
2008
Quarter
First (through March 27, 2008)	152.2600	122.0300	1.9468

The closing price of the Fund Shares on March 27, 2008 was $133.83.

Buffer Notes	13

Historical Graph

The following graph sets forth the daily closing price of the Fund Shares, as reported on the American Stock Exchange, the New York Stock Exchange or NYSE Arca, as applicable, from April 13, 2003 to March 27, 2008. The data reflected in the graph below was obtained from Bloomberg L.P. Past closing prices of the Fund Shares are not indicative of the future Fund Shares closing prices. This graph does not reflect intra-day pricing.

Additional information on the Fund, including its makeup, method of calculation and changes in its components, is included in the pricing supplement related to this offering under “Description of the Fund.” All such disclosures in the pricing supplement and the information on the Fund provided in this Offering Summary are derived from publicly available information. None of Citigroup Funding, Citigroup Inc., or Citigroup Global Markets assumes any responsibility for the accuracy or completeness of such information. You should also be aware that an investment in the Notes does not entitle you to any dividends, voting rights or any other ownership or other interest in respect of the stocks of the companies included in the Fund.

14	Buffer Notes

Hypothetical Maturity Payments

The examples below show hypothetical maturity payments on the Notes for a range of Ending Prices of the Fund Shares. The examples of hypothetical maturity payments set forth below are intended to illustrate the effect of different Ending Prices of the Fund Shares on the amount you will receive in respect of the Notes at maturity. All of the hypothetical examples assume an investment is made on the initial issue date and held to the maturity date and are based on the following additional assumptions:

O	Issue Price: $10.00 per Note

O	Starting Price: $125

O	Upside Participation Rate: 300%

O	Buffer Value: 15%

O	Maturity: 2 years

O	Maximum Total Return: 33% (16.50% per annum on a simple interest basis)

Hypothetical Ending Price of the Fund	Hypothetical Fund Percentage Change(1)	Hypothetical Total Return on the Notes(2)	Hypothetical Note Return Amount(3)	Hypothetical Maturity Payment per Note(4)
$0.00	-100.00%	-85.00%	-$8.50	$1.50
$62.50	-50.00%	-35.00%	-$3.50	$6.50
$93.75	-25.00%	-10.00%	-$1.00	$9.00
$96.88	-22.50%	-7.50%	-$0.75	$9.25
$100.00	-20.00%	-5.00%	-$0.50	$9.50
$103.13	-17.50%	-2.50%	-$0.25	$9.75
$106.25	-15.00%	0.00%	$0.00	$10.00
$109.38	-12.50%	0.00%	$0.00	$10.00
$112.50	-10.00%	0.00%	$0.00	$10.00
$115.63	-7.50%	0.00%	$0.00	$10.00
$118.75	-5.00%	0.00%	$0.00	$10.00
$121.88	-2.50%	0.00%	$0.00	$10.00
$125.00	0.00%	0.00%	$0.00	$10.00
$128.13	2.50%	7.50%	$0.75	$10.75
$131.25	5.00%	15.00%	$1.50	$11.50
$134.38	7.50%	22.50%	$2.25	$12.25
$137.50	10.00%	30.00%	$3.00	$13.00
$140.63	12.50%	32.50%	$3.25	$13.25
$143.75	15.00%	32.50%	$3.25	$13.25
$146.88	17.50%	32.50%	$3.25	$13.25
$150.00	20.00%	32.50%	$3.25	$13.25
$153.13	22.50%	32.50%	$3.25	$13.25
$156.25	25.00%	32.50%	$3.25	$13.25
$159.38	27.50%	32.50%	$3.25	$13.25
$162.50	30.00%	32.50%	$3.25	$13.25
$165.63	32.50%	32.50%	$3.25	$13.25
$168.75	35.00%	32.50%	$3.25	$13.25

(1)	Ending Price—Starting Price / Starting Price, expressed as a percentage.
(2)	Hypothetical Fund Percentage Change + 15%, if the Hypothetical Fund Percentage Change is less than -15%; 0.00%, if the Hypothetical Fund Percentage Change is from and

Buffer Notes	15

including 0% to and including -15%; Hypothetical Fund Percentage Change x 300% subject to a hypothetical maximum total return of 33%, if the Hypothetical Fund Percentage Change is positive. The Hypothetical Total Return on the Notes excludes any dividends paid on the Fund or the Fund Shares.

(3)	$10 x Hypothetical Total Return on the Notes
(4)	$10 + Hypothetical Note Return Amount

ERISA and IRA Purchase Considerations

Employee benefit plans subject to ERISA, entities the assets of which are deemed to constitute the assets of such plans, governmental or other plans subject to laws substantially similar to ERISA and retirement accounts (including Keogh, SEP and SIMPLE plans, individual retirement accounts and individual retirement annuities) are permitted to purchase the Notes as long as either (A)(1) no Citigroup Global Markets affiliate or employee is a fiduciary to such plan or retirement account that has or exercises any discretionary authority or control with respect to the assets of such plan or retirement account used to purchase the Notes or renders investment advice with respect to those assets and (2) such plan or retirement account is paying no more than adequate consideration for the Notes or (B) its acquisition and holding of the Notes is not prohibited by any such provisions or laws or is exempt from any such prohibition.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the Notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of Notes by the account, plan or annuity.

You should refer to the section “ERISA Matters” in the pricing supplement related to this offering for more information.

Additional Considerations

If the closing price of the Fund Shares is not available on the Valuation Date, the Calculation Agent may determine the Ending Price in accordance with the procedures set forth in the pricing supplement related to this offering. In addition, if the Fund is discontinued, the Calculation Agent may determine the Ending Price by reference to a successor index or, if no successor index is available, in accordance with the procedures last used to calculate the MSCI Emerging Markets Index prior to any such discontinuance. You should refer to the sections “Description of the Notes—Note Return Amount” and “—Discontinuance of the Fund” in the pricing supplement for more information.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform with the requirements set forth in Rule 2720 of the NASD Conduct Rules adopted by the Financial Industry Regulatory Authority.

Client accounts over which Citigroup Inc. or its subsidiaries have investment discretion are NOT permitted to purchase the Notes, either directly or indirectly.

iShares® is a registered trademark of Barclays Global Investors, N.A. (which we refer to as BGI). BGI has licensed certain trademarks and trade names of BGI to Citigroup Global Markets and its affiliates. The Notes are not sponsored, endorsed, sold or promoted by BGI. BGI makes no representations or warranties to the owners of the Notes or any member of the public regarding the advisability of investing in the Notes. BGI has no obligation or liability in connection with the operation, marketing or sale of the Notes.

© 2008 Citigroup Global Markets Inc. All rights reserved. Citi and Citi Arc Design are trademarks and service marks of Citigroup Inc. or its subsidiaries and are used and registered throughout the world.